MetLife Investments Securities, LLC
CRD No. 285684
SEC. I.D. No. 8-69857

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53064

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MetLife Investments Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One MetLife Way
(No. and Street)

Whippany, NJ 07981-1449
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Yick 973-355-4170 myick1@metlife.com
(Area Code - Telephone No.) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name -if individual, state last, first and middle name)

30 Rockefeller Plaza New York, NY 10112-0015
(Address) (City) (State) (Zip Code)

10/10/2003 **PCAOB ID No. 34.**
(Date of Registration with PCAOB, if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Yick, swear or affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of MetLife Investments Securities, LLC, as of December 31, 2024, are true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PATRICIA A KONZELMAN
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2350162
MY COMMISSION EXPIRES SEPT. 20, 2026

Signature:

Title:

CFO

_____ Subscribed and sworn before me on this 17ᵗʰ day, of March, 2025.

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☒ (b) Notes to the statement of financial condition.
☐ (c) Statement of operations.
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in member's capital.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors (not applicable).
☐ (g) Notes to the financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2 (not applicable).
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4 (not applicable).
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3 (not applicable).
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4 (not applicable).
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition (not applicable).
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, (not applicable).
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition .
☐ (u) Independent public accountant's report based on an examination of the financial statements under 17 CFR 240.17a-5.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, (not applicable).
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e (not applicable).
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k) (not applicable).
☐ (z) Other (not applicable):

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3).*

MetLife Investments Securities, LLC

Table of Contents





Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of MetLife Investments Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MetLife Investments Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 2, the accompanying financial statement includes significant transactions with certain affiliates and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

Deloitte & Touche LLP

March 17, 2025

We have served as the Company's auditor since 2017.

MetLife Investments Securities, LLC

Statement of Financial Condition

December 31, 2024

Assets		
Cash	$	2,785,077
Receivable from affiliate		85,636
Prepaid expenses		108,246
Total assets	$	2,978,959
Liabilities and Member's Capital		
Liabilities		
Payable to affiliate	$	52,533
Accrued liabilities		6,502
Total liabilities		59,035
Member's Capital		
Retained earnings		2,919,924
Total member's capital		2,919,924
Total liabilities and member's capital	$	2,978,959

See accompanying notes to the statement of financial condition.

MetLife Investments Securities, LLC
Notes to the Statement of Financial Condition
December 31, 2024

1. Organization

MetLife Investments Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the Financial Industry Regulatory Authority (FINRA). The Company's sole member is MetLife Investors Group, LLC (the "Member"), and as such, the Company is a direct, wholly-owned subsidiary of the Member. The Member is a wholly-owned subsidiary of MetLife, Inc. ("MetLife"), a Delaware corporation.

The Company, as an introducing broker, offers interests in certain private funds to unaffiliated investors. The funds are managed or advised by MetLife Investment Management, LLC ("MIM"), the Company's affiliate and an investment advisor registered with the U.S. Securities and Exchange Commission ("SEC"). The Company provides placement agent services for MIM's institutional asset management businesses.

2. Summary of Significant Accounting Policies

Basis of Presentation - The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity. The statement of financial condition includes significant transactions with certain affiliates and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

Use of Estimates - The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect amounts of assets and liabilities at the date of the statement of financial condition. Actual results could materially differ from those estimates.

Cash - Cash is comprised of cash on deposit. The Company holds cash in an interest-bearing account, held at JPMorgan Chase Bank.

Revenue Recognition - Placement agent services provided to MIM include placing fund interests with purchasers as well as providing completed subscription agreements to the funds. The services are not separately distinct and therefore are bundled as a single performance obligation. Placement agent fees earned by the Company from MIM are recorded on an accrual basis and are based on operating expenses plus ten percent. The services are provided to MIM continuously and the revenue is recognized over time as the applicable services are provided. Revenues recognized for the period are primarily related to performance obligations satisfied during the period. The related receivable from affiliate is settled in accordance with the services agreement (the "Services Agreement") with MIM.

MetLife Investments Securities, LLC
Notes to the Statement of Financial Condition
December 31, 2024

Operating Expenses **-** The Company entered into a Services Agreement with MIM for certain administrative services necessary to conduct its activities. Typical services provided under the Services Agreement are described in Note 3. The semi-annual service fee is an amount determined by the parties in their reasonable discretion using guidelines as specified in the Services Agreement. The related payable to affiliate is settled in accordance with the Services Agreement.

Fair Value - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

The Company does not currently have any financial assets or liabilities carried at fair value. The assets and liabilities on the statement of financial condition (cash, receivable from affiliate, prepaid expenses, payable to affiliate and accrued liabilities) are carried at amounts other than fair value. The estimated fair value of these assets and liabilities approximates carrying value as they are short-term in nature and generally have negligible credit risk.

Segment Reporting – The Company adopted Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures, effective for public entities for annual periods beginning after December 15, 2023. Given the nature of the business, the Company operates as a single reportable segment. The chief operating decision maker is the Company's chief executive officer who assesses performance and decides how to allocate resources based on net income. The measure of segment assets is reported on the statement of financial condition as total assets.

3. Related Party Transactions

As discussed in Note 2, the Company has entered into the Services Agreement, by which MIM provides certain administrative services to the Company including, but not limited to, payroll, accounting and financial reporting, information technology, legal, regulatory, compliance, human resources, billing, telephone, rental space, travel and entertainment, and various other services as may be agreed to by the parties to the Services Agreement from time to time.

The Company had a receivable from MIM of $85,636 as of December 31, 2024. The Company had a payable to MetLife Services and Solutions, LLC, an affiliate, of $52,533 as of December 31, 2024.

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1" or "the Rule") which requires the maintenance of minimum net capital. Because the Company carries no customer accounts and receives no customer funds or securities, it is exempt from Rule 15c3-3 under the 1934 Act in reliance upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Rule requires minimum net capital of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. At December 31, 2024, the Company had net capital of $2,726,042 which was $2,721,042 in excess of $5,000 the required minimum.

5. Income Taxes

The Company is considered a disregarded entity for U.S. income tax purposes. The provision for income tax expense (benefit) is passed through to MetLife.

6. Member's Capital

The Member holds 100 percent of the Company's membership interest and all of member's capital.

7. Litigation and Contingencies

Various litigation, claims and assessments against the Company may arise in the course of the Company's business. Further, regulatory authorities may make inquiries and conduct investigations concerning the Company's compliance with applicable laws and regulations.

It is not possible to predict the ultimate outcome of investigations and legal proceedings. In some matters, significant and/or indeterminate amounts including punitive and treble damages, may be sought. It is possible that an adverse outcome in such matters may have a material impact upon the Company's financial position. Based on information currently known by the Company's management, in its opinion the outcomes of any such pending investigation and legal proceedings are not likely to have such effect. Any costs resulting from such actions incurred by the Company would be reimbursed by the affiliates the Company serves.

8. Subsequent Events

The Company evaluated subsequent events through March 17, 2025, the date the statement of financial condition was issued, and has determined there are no material subsequent events, requiring adjustments to or disclosure in the statement of financial condition.